BPI Industries Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio 44139
November 30, 2005
VIA EDGAR and FACSIMILE (202) 772-9220
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn. Ms. Mellissa Campbell Duru
Washington, D.C. 20549-7010

Re:	BPI Industries Inc. Form S-1 File No. 333-125483
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, and on behalf of BPI Industries Inc., the undersigned hereby requests acceleration of the effective date of the above referenced Registration Statement (File No. 333-125483) to December 2, 2005 or as soon thereafter as practicable.
     A preliminary form of the prospectus contained in the Registration Statement has not been distributed.
     As part of this acceleration request, BPI Industries Inc. acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

•	the action of the Commission or the staff acting pursuant to delegated authority, in declaring this filing effective, does not relieve BPI Industries Inc. from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	BPI Industries Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please contact the undersigned at 440-248-4200. Thank you for your attention to this matter.
BPI INDUSTRIES INC.
/s/ George J. Zilich

By: Its:	George J. Zilich Chief Financial Officer and General Counsel

cc:	Derek D. Bork, Thompson Hine LLP